UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

OPEN JOINT STOCK COMPANY “VIMPEL-COMMUNICATIONS”

(Name of Issuer)

Common Stock, 0.005 rubles nominal value

(Title of Class of Securities)

68370R 10 9

(CUSIP Number)

Cindy Reiners

Grand Financial Holding S.A.

Boulevard Royal 11

Luxembourg L-2449

Tel: +352 466 3941

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 28, 2003

(Date of Event which Requires Filing

of this Statement)

With a Copy to:

Pavel Kulikov

OOO Alfa-Eco

21 Novy Arbat

119992 Moscow

Russian Federation

(7-095) 202 8364

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Persons (Entities Only) GRAND FINANCIAL HOLDING S.A. 000-00-0000

2.	Check the Appropriate Box If a Member of a Group*
a. ☐

b. ☒

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e). N/A ☐

6.	Citizenship or Place of Organization Luxembourg

		7.	Sole Voting Power 0

	Number of Shares Beneficially Owed By Each Reporting Person With	8.	Shared Voting Power 5,263,102 Common Stock**

		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 5,263,102 Common Stock**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,263,102 Common Stock**

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13.	Percent of Class Represented By Amount in Row (11) 13.05% Common Stock**

14.	Type of Reporting Person* 00; HC

*	See Instructions before filling out!

**	The Reporting Person may be deemed to beneficially own 6,426,600 (100%) shares of the Issuer’s type-A voting preferred stock, which, together with the total number of shares of the Issuer’s common stock of which the Reporting Person may be deemed to beneficially own, represents 25% plus two shares of the Issuer’s outstanding voting capital stock. See Item 5 and Item 6.

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Persons (Entities Only) GRAND FINANCIAL GROUP LTD. 000-00-0000

2.	Check the Appropriate Box If a Member of a Group*

a. ☐

b. ☒

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization British Virgin Islands

		7.	Sole Voting Power 0

	Number of Shares Beneficially Owed By Each Reporting Person With	8.	Shared Voting Power 5,263,102 Common Stock**

		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 5,263,102 Common Stock**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,263,102 Common Stock**

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13.	Percent of Class Represented By Amount in Row (11) 13.05% Common Stock**

14.	Type of Reporting Person* 00; HC

*	See Instructions before filling out!

**	The Reporting Person may be deemed to beneficially own 6,426,600 (100%) shares of the Issuer’s type-A voting preferred stock, which, together with the total number of shares of the Issuer’s common stock of which the Reporting Person may be deemed to beneficially own, represents 25% plus two shares of the Issuer’s outstanding voting capital stock. See Item 5 and Item 6.

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Persons (Entities Only) CONTINENTAL HOLDING FOUNDATION 000-00-0000

2.	Check the Appropriate Box If a Member of a Group*

a. ☐

b. ☒

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Liechtenstein

		7.	Sole Voting Power 0

	Number of Shares Beneficially Owed By Each Reporting Person With	8.	Shared Voting Power 5,263,102 Common Stock**

		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 5,263,102 Common Stock**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,263,102 Common Stock**

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13.	Percent of Class Represented By Amount in Row (11) 13.05% Common Stock

14.	Type of Reporting Person* 00; HC

*	See Instructions before filling out!

**	The Reporting Person may be deemed to beneficially own 6,426,600 (100%) shares of the Issuer’s type-A voting preferred stock, which, together with the total number of shares of the Issuer’s common stock of which the Reporting Person may be deemed to beneficially own, represents 25% plus two shares of the Issuer’s outstanding voting capital stock. See Item 5 and Item 6.

1.	Name of Reporting Person S.S. or I.R.S. Identification No. of Above Persons (Entities Only) GLEB FETISOV 000-00-0000

2.	Check the Appropriate Box If a Member of a Group*

a. ☐

b. ☒

3.	SEC Use Only

4.	Source of Funds* OO

5.	Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Russia

		7.	Sole Voting Power 0

	Number of Shares Beneficially Owed By Each Reporting Person With	8.	Shared Voting Power 5,263,102 Common Stock**

		9.	Sole Dispositive Power 0

		10.	Shared Dispositive Power 5,263,102 Common Stock**

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,263,102 Common Stock**

12.	Check Box If the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13.	Percent of Class Represented By Amount in Row (11) 13.05% Common Stock**

14.	Type of Reporting Person* IN

*	See Instructions before filling out!

**	The Reporting Person may be deemed to beneficially own 6,426,600 (100%) shares of the Issuer’s type-A voting preferred stock, which, together with the total number of shares of the Issuer’s common stock of which the Reporting Person may be deemed to beneficially own, represents 25% plus two shares of the Issuer’s outstanding voting capital stock. See Item 5 and Item 6.

Introductory Statement

This Amendment Number 4 (the “Amendment”) to the Statement on Schedule 13D amends and supplements the Statement on Schedule 13D previously filed jointly by Grand Financial Holding S.A., Grand Financial Group Ltd., Continental Holding Foundation and Mr. Gleb Fetisov (the “Reporting Persons”) on February 11, 2002, as amended and supplemented by Amendment Number 1 to the Statement on Schedule 13D filed on June 5, 2002, Amendment No. 2 filed on November 27, 2002 and Amendment No. 3 filed on July 2, 2003 (as amended, the “Statement”). This Amendment relates to the common stock (the “Common Stock”), 0.005 rubles nominal value, of Open Joint Stock Company “Vimpel-Communications” (“VimpelCom”), a Russian open joint stock company, acquired by Eco Telecom Limited (“Eco Telecom”), as reported in a Statement on Schedule 13D filed jointly by Eco Telecom, Eco Holdings Limited (“Eco Holdings”), CTF Holdings Limited and Crown Finance Foundation (together, the “Eco Telecom Reporting Persons”) on June 11, 2001, as amended from time to time (the “Eco Telecom Schedule 13D”).

The Statement is hereby amended and supplemented with respect to the items set forth below.

Item 2.    Identity and Background

This Amendment is being filed jointly by the Reporting Persons. No material change with respect to the information reported in response to Item 2 in the Statement has occurred. A current list of the directors and officers of the Reporting Persons is set forth in Annex A hereto, which is incorporated herein by reference in response to this Item 2.

During the last five years, none of the Reporting Persons and, to the best of the Reporting Persons’ knowledge, no other person identified in response to this Item 2 has been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to any civil proceeding as a result of which it or he has been subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby supplemented as follows:

The purchase price paid by Eco Telecom for the 1,463 shares of common stock and 162 shares of Type-A convertible voting preferred stock of Open Joint Stock Company “VimpelCom-Region” (“VimpelCom-Region”), a Russian subsidiary of VimpelCom, at the Third Closing (as described in Item 6 herein), was US$58,520,000 and 3,240 Russian Rubles, respectively (together, the “Third Closing Contribution”). The Third Closing Contribution was obtained from a loan in the amount of US$52 million (the “Loan”) to Eco Telecom from OJSC Kazkommertsbank, a bank organized under the laws of Kazakhstan (the “Lender”), and from the working capital of a controlled affiliate of Eco Holdings. The Loan was made pursuant to a Loan Agreement (the “Loan Agreement”) dated August 14, 2003, between Eco Telecom and the Lender and pursuant to which the Lender agreed to make a single loan to Eco

Telecom in an aggregate principal amount of US$52 million. The Loan is repayable in full on or before the date which is 730 days after August 18, 2003. Interest on the Loan, at the rate of 10% per annum, is payable quarterly with the principal due upon maturity. Repayment of the Loan is guaranteed by Eco Holdings.

In connection with the Loan, on August 14, 2003, Eco Telecom also entered into a Pledge Agreement with the Lender as Pledgeholder and Limited Liability Company IC East Capital, a Russian limited liability company (the “Depositary”), as agent (the “Pledge Agreement”). Eco Telecom notified previously VimpelCom and Telenor East Invest AS (“Telenor”) of its intention to enter into the Loan and related pledge arrangements described herein.

Under the Pledge Agreement, Eco Telecom pledged to the Lender shares of Common Stock (the “Pledged Shares”) to secure all monies and obligations owing to the Lender (the “Pledge”) under the Loan Agreement. The collateral securing the Loan will consist of a number of shares of Common Stock with a market value equal to 150% of the outstanding principal amount of the Loan. Generally, the market value of the Pledged Shares will be based on the daily closing price of American Depositary Shares representing the Common Stock. If the market value of the Pledged Shares falls and remains below 135% of the outstanding principal amount of the Loan for a continuous period of three trading days, Eco Telecom will be required to pledge or cause to be pledged a number of additional shares of Common Stock so that the total market value of the Pledged Shares will not be less than 150% of such outstanding principal amount. If the market value of the Pledged Shares exceeds and remains above 165% of the outstanding principal amount of the Loan for a continuous period of three trading days, the Lender will be required to release a portion of the Pledged Shares such that the total market value of the Pledged Shares will be equal to 150% of such outstanding principal amount. The Pledged Shares will be deposited in a blocked account with the Depositary, which will be responsible for monitoring on a day-to-day basis the market value of the Pledged Shares and notifying Eco Telecom and the Lender of increases or decreases in the collateral value. On August 14, 2003, 1,257,456 shares of Common Stock owned by Eco Telecom were deposited with the Depositary and blocked in favor of the Lender on Eco Telecom’s account.

Eco Telecom will be entitled to exercise all voting and other rights attaching to the Pledged Shares until the Lender enforces its security under the terms of the Pledge Agreement and becomes the registered holder of the Pledged Shares. Eco Telecom agreed in the Pledge Agreement that it will not, among other things, sell, transfer or otherwise dispose of any of the Pledged Shares during the term of the Pledge. The Pledge will terminate upon the earlier to occur of the full repayment of Eco Telecom’s obligations under the Loan Agreement or the written agreement of the parties to the Pledge Agreement.

The description of certain provisions of the Loan Agreement and Pledge Agreement described in response to this Item 3 is qualified in its entirety by reference to the complete text of these agreements filed as Exhibits hereto.

Item 4.    Purpose of Transaction

Item 4 of the Statement is hereby amended and supplemented by the information set forth below:

The VimpelCom-R Shareholders Agreement dated as of May 30, 2001, as amended by Amendment No. 1 thereto dated as of May 15, 2002, by and among VimpelCom, Eco Telecom, Telenor and VimpelCom-Region (as amended, the “VimpelCom-Region Shareholders Agreement”), envisaged that a merger event of VimpelCom and VimpelCom-Region would automatically be triggered by December 2007 if certain operating parameters and other conditions were met. It also provided for an acceleration of the merger process upon the agreement of the VimpelCom-Region shareholders. Against this background, VimpelCom announced on August 28, 2003, that its Board of Directors has recommended to its shareholders to approve the merger of VimpelCom and VimpelCom-Region and the related issuance of new shares of VimpelCom Common Stock in exchange for the 44.7% stake in VimpelCom-Region that is currently owned by Eco Telecom and Telenor (the “Merger”). Following the proposed Merger, VimpelCom will be the surviving entity and the legal successor of VimpelCom-Region. VimpelCom has announced that the proposed Merger issues will be submitted for shareholder approval at an extraordinary general meeting of shareholders of VimpelCom to be held in Moscow on October 24, 2003. As an interested party to the proposed Merger transaction, Eco Telecom will not be eligible to vote its VimpelCom shares in favor of certain resolutions to effect the proposed Merger transaction. However, Eco Telecom did vote its VimpelCom-Region shares in favor of the proposed Merger transaction at an extraordinary general meeting of the shareholders of VimpelCom-Region held on August 28, 2003. The proposed Merger transaction will be subject to various Russian regulatory approvals, including the Ministry for Anti-Monopoly Policy of the Russian Federation and the Russian Federal Commission on the Securities Markets, and satisfaction of certain other conditions precedent.

Under the terms of the proposed Merger, upon consummation of the Merger, VimpelCom will issue 7,300,680 new shares of Common Stock (the equivalent of 9,734,240 ADSs) to Eco Telecom in exchange for the 2,926 shares of common stock and 394 shares of preferred stock of VimpelCom-Region owned by Eco Telecom, and will issue 3,648,141 (the equivalent of 4,864,188 ADSs) new shares of Common Stock to Telenor in exchange for the 1,462 shares of common stock and 197 shares of preferred stock of VimpelCom-Region currently owned by Telenor. Following the Merger, Eco Telecom is expected to own approximately 32.9% and 24.5%, respectively, and Telenor will own approximately 26.6% and 29.9%, respectively, of VimpelCom’s total outstanding voting stock and total Common Stock.

Eco Telecom originally acquired shares of VimpelCom and VimpelCom-Region for investment purposes and to participate on the boards of directors of VimpelCom and VimpelCom-Region, in each case as more fully described in the

Statement and the agreements filed as exhibits thereto. Any shares of Common Stock acquired by Eco Telecom upon the consummation of the Merger also will be acquired for investment purposes and with the intention of maintaining its participation on the board of directors of VimpelCom.

Except as described in Item 6 herein, the existing VimpelCom Shareholders Agreement and VimpelCom Registration Rights Agreement, each as amended on May 15, 2002, as previously described in and filed as exhibits to the Statement, will not be terminated or modified. Accordingly, Eco Telecom will continue to be subject to certain restrictions on the transfer of VimpelCom shares to a direct competitor (as defined in the VimpelCom Registration Rights Agreement), and to certain notification requirements with respect to certain other transfers of VimpelCom shares. Eco Telecom, VimpelCom and Telenor also will continue to be subject to those provisions of the VimpelCom Registration Rights Agreement that are intended to facilitate the resale of the VimpelCom shares under certain conditions.

Following the completion of the Merger, Eco Telecom will continue to have blocking power over those shareholder matters requiring a 75% majority vote of VimpelCom’s shareholders and, through its ability to elect members to VimpelCom’s board of directors (as described previously in the Statement), will have, through its designated board members, blocking power over certain decisions of the VimpelCom board of directors.

Separate from the proposed Merger transaction, an affiliate of Eco Telecom has entered into an agreement to acquire, indirectly, a 25.1% equity stake in the Russian cellular operator, OAO “Megafon” (“Megafon”). Under the terms of the VimpelCom Registration Rights Agreement and the VimpelCom-Region Shareholders Agreement, Eco Telecom requires the consent of VimpelCom and VimpelCom-Region prior to the completion of the acquisition of the Megafon stake. Eco Telecom received this consent from VimpelCom and VimpelCom-Region on August 28, 2003. The consent also contemplates that Eco Telecom and its affiliates will explore with VimpelCom a possible business combination between VimpelCom and Megafon in the future.

Other than as described in this Amendment, none of the Reporting Persons has any plans or proposals that relate to or would result in any of the actions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D (although, subject to the provisions of the transaction documents described herein and in the Statement, the Reporting Persons reserve the right to develop such plans).

The information provided by Item 6 herein is incorporated by reference in response to this Item 4. The descriptions of certain provisions of the agreements included in this Item 4 are qualified in their entirety by reference to the summary descriptions of such agreements included in Item 6 herein and the Statement and to the complete texts of such agreements filed as Exhibits hereto or to the Statement.

Item 5.    Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and supplemented by the information set forth below and the information set forth in response to Item 6 herein, which is incorporated by reference in response to this Item 5.

(a) and (b) As described previously in the Statement, each of the Reporting Persons may be deemed to have shared power to direct the voting and disposition of the 5,263,102 shares of Common Stock and 6,426,600 shares of VimpelCom Preferred Stock held for the account of Eco Telecom. The 5,263,102 shares of Common Stock represent approximately 13.05% of VimpelCom’s outstanding Common Stock. The 6,426,600 shares of VimpelCom Preferred Stock represent 100% of VimpelCom’s outstanding shares of Preferred Stock. The aggregate 5,263,102 shares of Common Stock and 6,426,600 shares of VimpelCom Preferred Stock represent 25% plus two shares of the total number of VimpelCom’s outstanding voting capital stock.

Immediately following the consummation of the Merger, Eco Telecom is expected to be the direct beneficial owner of 12,563,782 shares of Common Stock and 6,426,600 shares of VimpelCom Preferred Stock, representing in the aggregate approximately 24.5% and 32.9% of VimpelCom’s total outstanding Common Stock and total outstanding voting stock, respectively, and each of the Reporting Persons may be deemed to have shared power to direct the voting and disposition of such shares.

Currently, 23,379,415 shares of voting capital stock of VimpelCom are subject to the VimpelCom Shareholders Agreement (as defined in the Statement and filed as an exhibit thereto), constituting in the aggregate 50% plus fifteen shares of VimpelCom’s total issued and outstanding voting stock. Neither the filing of the Statement or this Amendment nor any of the contents of either will be deemed to constitute an admission that any of the Reporting Persons is the beneficial owner of any shares of VimpelCom (other than the 5,263,102 shares of Common Stock and 6,426,600 shares of VimpelCom Preferred Stock as described above), for the purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purposes, and such beneficial ownership is expressly disclaimed.

To the best of the Reporting Persons’ knowledge, other than the Reporting Persons, none of the persons named in Item 2 hold any Shares.

(c)    Except for the transactions described in Item 6 herein and incorporated by reference in response to this Item 5, to the best of the Reporting Persons’ knowledge, there have been no transactions effected with respect to the shares of Common Stock during the past 60 days by any of the persons named in response to Item 2.

(d)    To the best of the Reporting Persons’ knowledge, no person other than the Reporting Persons and the Eco Telecom Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by Eco Telecom.

(e)    Not applicable.

Item 6.    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Item 6 is hereby amended and supplemented as follows:

Pledge Agreements

Item 6 is hereby amended and supplemented by the information relating to the Pledge Agreement and Loan Agreement set forth in response to Item 3 herein, which is incorporated by reference in response to this Item 6.

On July 23, 2003, OOO Alfa-Eco M (“Alfa-Eco M”), a Russian limited liability company and an affiliate of Eco Telecom, entered into a loan agreement in the amount of US$4 million with OOO Moscommertsbank (the “Bank”). As security for this loan, Eco Telecom pledged 101,835 shares of Common Stock valued at $4,480,000 pursuant to a pledge agreement entered into by and among Eco Telecom, the Bank as pledgeholder and OOO IK East Capital as agent. Eco Telecom will be entitled to exercise all voting and other rights attaching to the pledged shares until such time as the Bank enforces its security under the terms of the pledge agreement in accordance with Russian law. The loan, which bears interest at a rate of 12 percent per annum, is for a term of one year and is guaranteed by OOO Alfa-Eco.

As previously described in the Statement, Eco Telecom may from time to time pledge additional shares of Common Stock to secure its or its affiliates’ obligations under similar pledge and loan arrangements.

Third Closing

In anticipation of the proposed Merger, on August 27, 2003 (the “Third Closing Date”), Eco Telecom, VimpelCom, VimpelCom-Region, and Telenor accelerated and completed the Third Closing, which was originally scheduled for November 2003, with respect to the third tranche of Eco Telecom’s equity investment in VimpelCom-Region.

Pursuant to the VIP-R Primary Agreement, as amended (as previously defined in and filed as an exhibit to the Statement), on the Third Closing Date, the following transactions occurred:

Eco Telecom acquired 1,463 newly-issued shares of common stock of VimpelCom-Region for an aggregate purchase price of US$58,520,000. Eco Telecom also acquired 34 shares of Type-A convertible voting preferred stock of VimpelCom-Region (“VimpelCom-Region Preferred”) from Telenor for a purchase price of 680 rubles and 128 shares of VimpelCom-Region Preferred from VimpelCom for a purchase price of 2,560 rubles. As a result of these transactions, taking into account the shares of VimpelCom-Region Preferred and common stock of VimpelCom-Region owned by Eco Telecom prior to the Third Closing Date, immediately following the consummation of the Third Closing, Eco Telecom owned shares of VimpelCom-Region representing 29.8% of VimpelCom-Region’s outstanding voting capital stock. As a result of the Third Closing, taking into account the shares of VimpelCom-Region Preferred and common stock of VimpelCom-Region owned by each of VimpelCom and Telenor prior to the Third Closing, VimpelCom owns 55.3%

and Telenor owns 14.89% of the outstanding voting capital stock of VimpelCom-Region.

The preceding summary of certain provisions of the VIP-R Primary Agreement, as amended, is not intended to be complete and is qualified in its entirety by reference to the full text of the agreement and the amendment thereto previously filed as exhibits to the Statement. In addition, the preceding summary of the transactions occurring on the Third Closing Date is not intended to be complete and is qualified in its entirety by reference to the full text of the following share purchase agreements, conformed copies of which are filed as Exhibits hereto, and which are incorporated herein by reference:

Share Purchase Agreement No. VCR/E-03-01 dated as of August 27, 2003 between Eco Telecom Limited and VimpelCom-Region relating to the purchase of 1,463 newly-issued shares of common stock of VimpelCom-Region by Eco Telecom Limited;

Share Purchase Agreement No. E/T-03-01 dated as of August 27, 2003 between Eco Telecom Limited and Telenor East Invest AS relating to the purchase of 34 shares of Type-A convertible voting preferred stock of VimpelCom-Region by Eco Telecom from Telenor; and

Share Purchase Agreement No. E/V-03-01 dated as of August 27, 2003 between Eco Telecom Limited and VimpelCom relating to the purchase of 128 shares of Type-A convertible voting preferred stock of VimpelCom-Region by Eco Telecom from VimpelCom.

Proposed Merger

The information regarding the proposed Merger included in Item 4 herein is incorporated by reference in response to this Item 6.

Waiver and Termination Agreement

In connection with the proposed Merger, Eco Telecom, VimpelCom, Telenor and VimpelCom-Region have entered into a Waiver and Termination Agreement, dated as of August 28, 2003 (the “Waiver and Termination Agreement”), pursuant to which the parties thereto have agreed to amend and waive certain provisions of the VimpelCom-Region Shareholders Agreement and the VIP-R Primary Agreement in furtherance of the proposed Merger. In addition, the Waiver and Termination Agreement includes acknowledgments of the parties thereto regarding VimpelCom’s engagement of UBS Warburg as its financial advisor in connection with the proposed Merger and UBS Warburg’s delivery to VimpelCom’s board of directors an opinion as to the fairness, from a financial point of view, to VimpelCom and its minority shareholders of the financial terms of the proposed Merger. The Waiver and Termination Agreement also provides that, if such fairness opinion is acceptable to VimpelCom’s board of directors, in their sole discretion, then each of Eco Telecom, Telenor, VimpelCom and VimpelCom-Region agree to take certain actions set forth in the VimpelCom-Region Shareholders Agreement in furtherance of the proposed Merger.

The Waiver and Termination Agreement also provides that, upon consummation of the Merger, each of the VimpelCom-Region Shareholders Agreement, the VimpelCom-R Registration Rights Agreement, as amended (as previously defined in and filed as an exhibit to the Statement), and certain obligations of the parties under the VIP-R Primary Agreement, will be terminated. The Waiver and Termination Agreement will terminate, and the provisions thereof shall have no force and effect, if the Merger is not consummated prior to December 31, 2004.

The preceding summary of certain provisions of the VimpelCom-Region Shareholders Agreement, as amended, the VimpelCom-R Registration Rights Agreement, as amended and the Waiver and Termination Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the VimpelCom-Region Shareholders Agreement and the VimpelCom-R Registration Rights Agreement and each amendment thereto filed previously as exhibits to the Statement, and to the Waiver and Termination Agreement filed as an Exhibit hereto, respectively.

Amendment No. 1 to VIP Registration Rights Agreement

In connection with the proposed Merger, Eco Telecom, Telenor and VimpelCom entered into Amendment No. 1 to the VimpelCom Registration Rights Agreement dated as of August 28, 2003 (the “VimpelCom Registration Rights Amendment”). The purpose of the VimpelCom Registration Rights Amendment is to include in the text of the existing VimpelCom Registration Rights Agreement certain provisions that currently are incorporated therein only by reference to the VimpelCom-Region Shareholders Agreement, which will be terminated upon consummation of the proposed Merger.

The preceding summary of certain provisions of the VimpelCom Registration Rights Amendment is not intended to be complete and is qualified in its entirety by reference to the full text of the VimpelCom Registration Rights Amendment filed as an Exhibit hereto.

Services Agreement

In connection with the proposed Merger, Eco Telecom, Alfa-Eco M and VimpelCom entered into a Services Agreement dated as of August 28, 2003 (the “Services Agreement”), pursuant to which VimpelCom engaged Eco Telecom and Alfa-Eco M to provide services in connection with the transfer or re-issue from VimpelCom-Region to VimpelCom of all telecommunications licenses, frequency permissions and other related permissions necessary to operate the business of VimpelCom-Region in exchange for a services fee in the amount of US$3,500,000. The services fee will be paid to Alfa-Eco M upon consummation of the Merger, unless the Services Agreement is terminated earlier in accordance with its terms.

The preceding summary of certain provisions of the Services Agreement is not intended to be complete and is qualified in its entirety by reference to the full text of the agreement filed as an Exhibit hereto.

Except as set forth in the Statement and in this Amendment, to the best of the Reporting Persons’ knowledge, there are no contracts, arrangements, understandings or relationships with respect to the securities of VimpelCom among the persons named in Item 2 or between such persons and any other person.

Item	7. Material to be Filed as Exhibits

The Exhibit Index is incorporated herein by reference.

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: September 4, 2003	GRAND FINANCIAL HOLDING S.A.

	By:	/s/ Pavel Kulikov
Pavel Valentinovich Kulikov Attorney in Fact

Date: September 4, 2003	GRAND FINANCIAL GROUP LTD.

	By:	/s/ Pavel Kulikov
Pavel Valentinovich Kulikov Attorney in Fact

Date: September 4, 2003	CONTINENTAL HOLDING FOUNDATION

	By:	/s/ Pavel Kulikov
Pavel Valentinovich Kulikov Attorney in Fact

Date: September 4, 2003	GLEB FETISOV

	By:	/s/ Pavel Kulikov
Pavel Valentinovich Kulikov Attorney in Fact

Annex A

Directors of Grand Financial Holding S.A.

Name/Title/Citizenship	Principal Occupation	Business Address

Geoffrey Piers Hemy, Director (United Kingdom)	Director, Grand Financial Holding S.A.	11, boulevard Royale, L- 2449 Luxembourg, Luxembourg

Cindy Reiners, Director (Luxembourg)	Director, Grand Financial Holding S.A.	11, boulevard Royale, L- 2449 Luxembourg, Luxembourg

Yury A. Shirmankin, Director (Russia)	First Vice President, Member of the Board, jsc Alfa-Eco	21 Novy Arbat Street, Moscow, Russia GSP-2, 119992

Directors of Grand Financial Group Ltd.

Name/Title/Citizenship	Principal Occupation	Business Address

Geoffrey Piers Hemy, Director (United Kingdom)	Director of Grand Financial Holding S.A.	11, boulevard Royale, L- 2449 Luxembourg

Irene G. Spoerry, Director (Switzerland)	Managing Director, Trident Fiduciaries (Middle East) Ltd.	Cassandra Centre 29, Theklas Lyssioti Street PO Box 57398, 3315 Limassol, Cyprus

Michael Tallis, Director (Greece)	Financial Controller, Trident Fiduciaries (Middle East) Ltd.	Cassandra Centre 29, Theklas Lyssioti Street PO Box 57398, 3315 Limassol, Cyprus

Directors of Continental Holding Foundation

Name/Title/Citizenship	Principal Occupation	Business Address

Geoffrey Piers Hemy, Director (United Kingdom)	Director of Grand Financial Holding S.A.	11, boulevard Royale, L- 2449 Luxembourg

Martin Gstoehl, Member of Foundation Council (Liechtenstein)	Attorney; Director, JuraTrust (a Liechtenstein Trust Company)	Mitteldorf 1, P.O. Box 838, FL-9490 Vaduz, Liechtenstein

Dr. iur. E. Michael Feichtinger, Member of Foundation Council (Austria)	Director, JuraTrust (a Liechtenstein Trust Company)	Mitteldorf 1, P.O. Box 838, FL-9490 Vaduz, Liechtenstein

EXHIBIT INDEX

Exhibit 24.1

A conformed copy of the Power of Attorney authorizing Pavel Kulikov to sign this Amendment on behalf of Grand Financial Holding S.A., incorporated by reference to Exhibit 24.1 to Amendment No. 1 to the Statement on Schedule 13D filed by Grand Financial Holding S.A., inter alios, with the Securities and Exchange Commission on June 5, 2002.

Exhibit 24.2

A conformed copy of the Power of Attorney authorizing Pavel Kulikov to sign this Amendment on behalf of Grand Financial Group Ltd., incorporated by reference to Exhibit 24.2 to Amendment No. 1 to the Statement on Schedule 13D filed by Grand Financial Holding S.A., inter alios, with the Securities and Exchange Commission on June 5, 2002.

Exhibit 24.3

A conformed copy of the Power of Attorney authorizing Pavel Kulikov to sign this Amendment on behalf of Continental Holding Foundation, incorporated by reference to Exhibit 24.3 to Amendment No. 1 to the Statement on Schedule 13D filed by Grand Financial Holding S.A., inter alios, with the Securities and Exchange Commission on June 5, 2002.

Exhibit 24.4

A conformed copy of the Power of Attorney authorizing Pavel Kulikov to sign this Amendment on behalf of Gleb Fetisov, incorporated by reference to Exhibit 24.4 to Amendment No. 1 to the Statement on Schedule 13D filed by Grand Financial Holding S.A., inter alios, with the Securities and Exchange Commission on June 5, 2002.

Exhibit 99.1	A conformed copy of the Loan Agreement dated August 14, 2003, by and among Eco Telecom Limited and OJSC Kazkommertsbank.

Exhibit 99.2	A conformed copy of the Pledge Agreement dated August 14, 2003, by and among Limited Liability Company IC East Capital (as agent), Eco Telecom Limited and OJSC Kazkommertsbank.

Exhibit 99.3

A conformed copy of the Share Purchase Agreement No. VCR/E-03-01 dated as of August 27, 2003 between Eco Telecom Limited and VimpelCom-Region relating to the purchase of 1,463 newly-issued shares of common stock of VimpelCom-Region by Eco Telecom Limited.

Exhibit 99.4

A conformed copy of the Share Purchase Agreement No. E/T-03-01 dated as of August 27, 2003 between Eco Telecom Limited and Telenor East Invest AS relating to the purchase of 34 shares of Type-A convertible voting preferred stock of VimpelCom-Region by Eco Telecom from Telenor.

Exhibit 99.5	A conformed copy of the Share Purchase Agreement No. E/V-03-01 dated as of August 27, 2003 between Eco Telecom Limited and

VimpelCom relating to the purchase of 128 shares of Type-A convertible voting preferred stock of VimpelCom-Region by Eco Telecom from VimpelCom.

Exhibit 99.6

A conformed copy of the Waiver and Termination Agreement dated as of August 28, 2003 by and among Eco Telecom Limited, Open Joint Stock Company Vimpel-Communications, Open Joint Stock Company VimpelCom-Region and Telenor East Invest AS.

Exhibit 99.7

A conformed copy of Amendment No. 1 to the VimpelCom Registration Rights Agreement dated as of August 28, 2003 by and among Eco Telecom Limited, Open Joint Stock Company Vimpel-Communications and Telenor East Invest AS.

Exhibit 99.8	A conformed copy of the Services Agreement dated as of August 28, 2003 by and among Eco Telecom Limited, OOO Alfa-Eco M and Open Joint Stock Company Vimpel-Communications.